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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 1 September 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To:
Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange NZX Johannesburg Stock Exchange Euronext Deutsche Bank

Date: 1 September 2003

Contact: Ines Watson +44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received on 29 August 2003 by BHP Billiton Plc in a letter from Old Mutual plc dated 29 August 2003 relating to major interests in shares of BHP Billiton Plc as at 26 August 2003:

"Disclosure under s 198 - 212 Companies Act

Please find notification pursuant to Section 198 of the Companies Act 1985, that as at 26 August 2003, Old Mutual Plc and its direct and indirect subsidiaries had a material interest in 152,656,921 ordinary shares of BHP Billiton Plc, representing 6.19% of the issued share capital. The shares are registered as per the attached schedule."

Registered holdings of BHP Billiton Plc share capital by Old Mutual Companies at 26 August 2003
Total Shares issued	Number of Shares	Company	Registered Holder
2,468,144,000	79,417,870	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	3.22%
	786,085	Stanlib Asset Management Ltd (not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.03%
	402,631	Prudential Portfolio Managers SA (Pty) Ltd (not an Old Mutual Company	Old Mutual Life Assurance Company (South Africa) Ltd	0.02%
	282,484	PeregrineQuant (Pty) Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	212,209	Coronation Fund Managers Ltd (Not an Old Mutual Company)	Old Mutual Life Assurance Company (South Africa) Ltd	0.01%
	2,075,973	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (SA) Limited	0.08%
	35,595,131	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) (Pty) Ltd (Managed Fund Client Assets)	1.44%
	74,800	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Omnibon No 13 (Pty) Limited	0.00%
	1,414,383	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) Ltd	0.06%
	232,849	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	0.01%
	789,091	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) (Pty) Ltd (Managed Fund Client Assets)	0.03%
	34,126	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) Limited	0.00%
	3,705,874	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	0.15%
	11,717,248	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust Limited	0.47%
	920,406	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South African Trust Plc	0.04%
	6,098,054	Quantitive Asset Management	Nedbank Nominees Ltd	0.25%
	60,966	Quantitive Asset Management	Standard Bank Nominees Ltd	0.00%
	22,332	Syfrets Securities	Syfrets Securities Nominees (Pty) Ltd	0.00%
	583,736	Franklin Templeton/NIB Investments	Nedcor Bank Nominees Ltd	0.02%
	2,277	Old Mutual	Nedcor Bank Nominees	0.00%
	2,042,903	BOE Private Clients	Standard Bank Nominees	0.08%
	43,439	BOE Private Clients	Registered Own Name	0.00%
	1,377,215	BOE Private Clients (NTRAC)	Nedcor Bank Nominees	0.06%
	79,123	BOE Fiduciary	Nedcor Bank Nominees	0.00%
	1,936,848	Mutual & Federal Limited	Mutual & Federal Limited	0.08%
	2,023,868	Quaystone Ltd	Standard Bank Nominees (Transvaal) (Pty) Limited	0.08%
	356,800	Quaystone Ltd	Nedcor Bank Nominees Ltd	0.01%
	368,200	Quaystone Ltd	ABSA	0.01%

	152,656,921			6.19%

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 1 September 2003